FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2007

HOLMES FINANCING (No 4) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	460,564	39,985,136
Replenishment	16,790	1,857,423
Repurchased	(6,298)	(697,300)
Redemptions	(11,439)	(1,174,792)
Losses	(50)	(164)
Capitalised Interest	0	5,188	( * see below )
Other Movements	0	0
Carried Forward	459,567	39,975,491

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,494,841	127,263,479
Repurchased	(465,614)	(37,080,356)
Redemptions	(683,336)	(56,819,381)
Losses	(1,515)	(3,931)
Capitalised Interest	0	216,466	( * see above )
Other Movements	0	0
Carried Forward	459,567	39,975,491

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	2.94%	30.08%
3 Month	8.78%	30.76%
12 Month	30.10%	30.10%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	1.74%	13.67%
3 Month	5.45%	15.13%
12 Month	13.96%	13.96%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	4.68%	43.75%
3 Month	14.23%	45.89%
12 Month	44.06%	44.06%

Asset Profiles
Weighted Average Seasoning	35.94	months
Weighted Average Loan size	£86,985.12
Weighted Average LTV	64.77%	*** (see below)
Weighted Average Indexed LTV	58.06%	using Halifax House Price Index
Weighted Average Indexed LTV	56.89%	using Nationwide House Price Index
Weighted Average Remaining Term	17.77	Years

Product Type Analysis	£000's	%
Variable Rate	10,341,660	25.87%
Fixed Rate	14,343,206	35.88%
Tracker Rate	15,290,625	38.25%
	39,975,491	100.00%

As at 08 August 2007 approximately 16.41% of the loans were flexible loans

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Repayment Method Analysis	£000's	%
Endowment	4,437,280	11.10%
Interest Only	11,560,912	28.92%
Repayment	23,977,300	59.98%
	39,975,491	100.00%

As at 08 August 2007 approximately 24.75% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	23,549,562	58.91%
Remortgage	16,425,929	41.09%
	39,975,491	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 June 2007	7.59%
01 February 2007	7.34%
01 December 2006	7.09%
01 September 2006	6.75%

Geographic Analysis
Region	Number	£000's	%
East Anglia	17,828	1,419,120	3.55%
East Midlands	24,421	1,837,271	4.60%
Greater London	79,146	8,932,231	22.34%
North	18,915	1,176,095	2.94%
North West	52,651	3,667,071	9.17%
Scotland	29,200	1,783,544	4.46%
South East	121,265	12,470,705	31.20%
South West	36,737	3,192,214	7.99%
Wales	21,334	1,430,843	3.58%
West Midlands	28,820	2,107,443	5.27%
Yorkshire and Humberside	28,624	1,910,442	4.78%
Unknown	626	48,512	0.12%
Total	459,567	39,975,491	100.00%

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	36,901	1,410,359	3.53%	31.97
25.01 - 50.00	123,607	8,077,337	20.21%	34.29
50.01 - 75.00	185,638	18,739,270	46.88%	32.66
75.01 - 80.00	18,706	2,012,117	5.03%	38.59
80.01 - 85.00	23,692	2,742,919	6.86%	36.61
85.01 - 90.00	38,993	4,601,194	11.51%	35.22
90.01 - 95.00	32,030	2,392,294	5.98%	58.34
Total	459,567	39,975,491	100.00%	35.37

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears
Band	Number	Principal	Overdue	%
Current	448,210	38,962,552	(1,103)	97.51%
1.00 - 1.99 months	6,440	584,767	5,148	1.46%
2.00 - 2.99 months	2,310	194,569	3,350	0.49%
3.00 - 3.99 months	985	81,983	1,999	0.21%
4.00 - 4.99 months	471	39,829	1,239	0.10%
5.00 - 5.99 months	285	23,412	895	0.06%
6.00 -11.99 months	504	43,105	2,379	0.11%
12 months and over	68	6,414	925	0.02%
Properties in Possession	294	21,374	2,654	0.05%
Total	459,567	39,958,005	17,486	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	23,596,210	16,388,926
Replenishment of Assets	0	1,857,423
Acquisition by Funding	0	0
Distribution of Principal Receipts	(101,589)	(1,770,503)
Allocation of Losses	(97)	(67)
Share of Capitalised Interest	3,063	2,125
Payment Re Capitalised Interest	(3,063)	3,063
Balance Carried Forward	23,494,524	16,480,967

Carried Forward Percentage	58.77232%	41.22768%

Minimum Seller Share	2,379,131	5.95%

Cash Accumulation Ledger
	£000's
Brought Forward	3,477,162
Additional Amounts Accumulated	101,686
Payment of Notes	(1,397,455)
Carried Forward	2,181,393

Target Balance	1,666,644	payable on 15th October 2007
	514,139	payable on 15th March 2008

	2,180,783

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 16/07/07	0.5050%
Quarter to 16/04/07	0.3784%
Quarter to 16/01/07	0.4303%
Quarter to 16/10/06	0.4790%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/07/07	£417,830,188.37	£0.00	£0.00
Required Amount as at 15/07/07	£420,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.63%	0.00%	0.00%
Percentage of Funding Share	1.78%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	23,971,091
AA Notes Outstanding	661,664
A Notes Outstanding	256,106
BBB Notes Outstanding	787,056
Total	25,675,918

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	297	23,230
Repossessed in Period	41	9,617
Sold in Period	(44)	(8,819)
Carried Forward	294	24,028

	Cumulative
	Number	£000's
Repossessed to date	1,798	251,656
Sold to date	(1,504)	(227,628)
Carried Forward	294	24,028

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Repossession Sales Information
Average time Possession to Sale	101	Days
Average arrears at time of Sale	£5,756

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th July 2006, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	6.01000%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	6.01000%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	6.01000%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	6.01000%	1.75%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	4.20900%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	4.20900%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	4.20900%	1.60%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.36000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.36000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.36000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	6.01000%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	6.01000%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	6.01000%	1.55%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	4.20900%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	6.01000%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	4.20900%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	4.20900%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	4.20900%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	4.20900%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	4.20900%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	6.01000%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.36000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	6.01000%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	6.01000%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.36000%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	4.20900%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	6.01000%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	6.01000%	0.09%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.36000%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.36000%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.36000%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	4.20900%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	4.20900%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	6.01000%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	4.20900%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	6.01000%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	4.20900%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	6.01000%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.36000%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	6.01000%	0.09%
Series 1 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.32000%	-0.02%
Series 1 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$45,000,000	5.36000%	0.09%
Series 1 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$45,000,000	5.36000%	0.24%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.36000%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.36000%	0.12%

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.36000%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.36000%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.36000%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	4.20900%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	6.01000%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	4.20900%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	6.01000%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	4.20900%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	6.01000%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	4.20900%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	6.01000%	0.42%
Series 1 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.32000%	-0.02%
Series 1 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£600,000,000	6.01000%	0.03%
Series 1 Class B1	Holmes Master Issuer 2007-1	AA/Aa3/AA	$57,200,000	5.36000%	0.09%
Series 1 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 21,400,000	4.20900%	0.09%
Series 1 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$30,300,000	5.36000%	0.28%
Series 1 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 22,700,000	4.20900%	0.28%
Series 1 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£15,550,000	6.01000%	0.28%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.36000%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	4.20900%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	4.20900%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	6.01000%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	5.36000%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	4.20900%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	6.01000%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	5.36000%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	4.20900%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	6.01000%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	4.20900%	0.14%
Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	6.01000%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	4.20900%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	6.01000%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	4.20900%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	6.01000%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	5.36000%	0.10%

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1
02Q3	-	703	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	481	-	-	-	-	-	-
03Q4	-	176	481	-	-	-	-	-	-
04Q1	-	176	-	241	-	-	-	-	-
04Q2	-	176	-	241	-	-	-	-	-
04Q3	-	176	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-
05Q2	-	-	801	-	1,001	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-
06Q1	-	125	-	803	-	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-
06Q3	-	125	-	-	-	-	-	-	-
06Q4	-	-	-	-	-	1,018	-	-	-
07Q1	-	-	-	161	812	-	-	-	-
07Q2	-	-	634	161	-	-	-	-	-
07Q3	575	-	-	-	-	-	679	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1
07Q3	-	-	-	-	-	-	-	-	-
07Q4	-	300	770	-	-	-	-	795	-
08Q1	-	-	-	-	-	-	-	-	771
08Q2	-	-	500	592	221	-	388	-	600
08Q3	-	-	-	-	221	1,272	388	-	-
08Q4	-	-	-	-	221	-	-	-	-
09Q1	-	-	-	-	1,171	-	-	-	-
09Q2	-	-	-	-	-	-	342	-	-
09Q3	-	-	-	-	-	-	342	397	-
09Q4	-	-	-	-	-	-	-	397	-
10Q1	-	-	-	-	-	453	-	-	386
10Q2	-	-	-	-	-	453	-	-	386
10Q3	250	-	-	-	-	600	-	-	-
10Q4	-	-	-	-	-	-	1,526	1,632	-
11Q1	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	-	-	-	2,649
11Q3	-	-	-	-	-	-	-	-	-
11Q4	-	-	-	-	-	-	-	-	-
12Q1	-	-	-	-	-	-	-	-	-
12Q2	-	-	-	-	-	-	-	-	-
12Q3	-	-	-	-	-	-	-	-	-
12Q4	-	-	-	-	-	-	-	-	515
13Q1	-	-	-	-	-	-	-	-	-

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 July 2007 to 08 August 2007

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 16 August 2007	By / s / Jessica Petrie
(Authorised Signatory)